UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On June 12, 2024, Chijet Motor Company, Inc. (the “Registrant” or the “Company”) announced that it will hold its Annual General Meeting of Shareholders (the “Annual Meeting”) on June 28, 2024. Shareholders of record who hold ordinary shares, par value $0.0001 per share, of the Company at the close of business on June 7, 2024, will be entitled to notice of and to vote at the Annual Meeting and any postponements or adjournments thereof.

At the Annual Meeting, the shareholders will be asked to vote on (1) a proposed reverse stock split (a “share consolidation” under Cayman Islands law) pursuant to which every 30 issued and unissued ordinary shares of the Company, par value US$0.0001 per share, will be consolidated into 1 ordinary share of the Company, par value US$ 0.003 per share (“Resolution 1”), (2) subject to the approval of Resolution 1, a proposed increase in the Company’s authorized share capital from US$50,000.00 divided into 16,666,667 authorized ordinary shares, par value of US$ 0.003 per share (assuming the approval and taking into effect of Resolution 1), to US$30,000,000.00 divided into 10,000,000,000 authorized ordinary shares, par value US$0.003 per share (“Resolution 2”); and (3) proposed amended and restated memorandum and articles of association of the Company reflecting the foregoing resolutions. The shareholders will also be presented with the Company’s financial information for the fiscal year ended December 31, 2023 and afforded the opportunity to discuss Company affairs with management.

The Notice of the Annual Meeting, the proposed Amended and Restated Memorandum and Articles of Association reflecting the provisions of Resolution 1 only, and the proposed Amended and Restated Memorandum and Articles of Association reflecting the provisions of both Resolution 1 and Resolution 2, are furnished herewith as Exhibit 99.1, Exhibit 3.1 and Exhibit 3.2.

Exhibits

Exhibit No.	Description of Exhibit
3.1	Proposed Amended and Restated Memorandum and Articles of Association
3.2	Proposed Amended and Restated Memorandum and Articles of Association
99.1	Notice of 2024 Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2024	Chijet Motor Company, Inc.

	By:	/s/ Mu Hongwei
Mu Hongwei
President and Chief Executive Officer